Filed Pursuant to Rule 253(g)(2)
File No. 024-10492

FUNDRISE REAL ESTATE INVESTMENT TRUST, LLC

SUPPLEMENT NO. 3 DATED September 27, 2018
TO THE OFFERING CIRCULAR DATED AUGUST 10, 2018

This document supplements, and should be read in conjunction with, the offering circular of Fundrise Real Estate Investment Trust, LLC (“we”, “our” or “us”), dated August 10, 2018 and filed by us with the Securities and Exchange Commission (the “Commission”) on August 13, 2018 (the “Offering Circular”). Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the Offering Circular.

The purpose of this supplement is to disclose:

•	Asset updates.

Asset Updates

Controlled Subsidiary Investment – JF Bonneville Apartments, LLC

On October 19, 2017, we acquired ownership of a “majority-owned subsidiary”, JF Bonneville Apartments, LLC (“JF Capital Bonneville Controlled Subsidiary”) from National Commercial Real Estate Trust, LLC, a Delaware trust (“National Commercial Real Estate Trust”) and wholly-owned subsidiary of our sponsor, for the purchase price of $2,517,500, which includes the original principal amount of $2,500,000 and current return due of $17,500, in the JF Capital Bonneville Controlled Subsidiary (the “JF Bonneville Investment”). JF Capital Bonneville Controlled Subsidiary is managed by the principals of JF Capital, a Utah-based real estate investment firm (“JF Capital”). The initial proceeds from the JF Capital Investment were used by JF Capital for the construction of a 158-unit rental apartment project located at 252 South 500 East, Salt Lake City, Utah (the “JF Bonneville Property”).

Given construction was completed in June 2017 and the property was 97.5% leased as of July 2018 financial reporting, JF Capital successfully refinanced the senior construction loan with permanent long-term debt financing and paid off our investment on September 21, 2018. The investment yielded an IRR of approximately 14.20%.

Controlled Subsidiary Investment – Vukota Stratus Apartments, LP

On April 29, 2016, we directly acquired ownership of a “majority-owned subsidiary”, Vukota Stratus Apartments, LP (the “Vukota Stratus Controlled Subsidiary”), in which we have the right to receive a preferred economic return for a purchase price of $4,000,000, which is the initial stated value of our equity interest in the Vukota Stratus Controlled Subsidiary (the “Vukota Stratus Controlled Subsidiary Investment”). The Vukota Stratus Controlled Subsidiary used the proceeds to acquire a 216-unit stabilized garden-style apartment complex located at 4255 Airport Road, Colorado Springs, CO 80111 (the “Vukota Stratus Property”).

On August 31, 2018, Vukota Stratus paid off the $4,000,000 investment through a refinance of the property. All preferred return payments were paid in full during the investment period, and the investment yielded an IRR of approximately 12.00%.

Controlled Subsidiary Investment – Vukota Residence at Austin Bluffs, LLLP

On November 10, 2017, we acquired from National Commercial Real Estate Trust ownership of Special Member Preferred Units (the “Vukota Austin Bluffs Units”) of Vukota Residence at Austin Bluffs, LLLP, a Colorado limited liability limited partnership (“Vukota Austin Bluffs”), for the purchase price of $931,960, which is the initial stated value of the Vukota Austin Bluffs Units plus current but unpaid return. The initial proceeds from the Vukota Austin Bluffs Units were used by Vukota Austin Bluffs for the acquisition of a stabilized 312-unit garden-style apartment complex located at 4110-4380 Morning Sun Ave. Colorado Springs, CO 80918 (the “Vukota Austin Bluffs Property”).

On August 22, 2018, Vukota Austin Bluffs paid off the $920,000 investment through a refinance of the property. All preferred return payments were paid in full during the investment period, and the investment yielded an IRR of approximately 12.00%.